Press Release

CAE reports fourth quarter and full-year financial results for fiscal year 2012

•      FY2012 revenue and net income attributable to equity holders up 12% compared to prior year

•      Q4 revenue up 9% and net income attributable to equity holders up 17% compared to prior year

•      FY2012 earnings per share of $0.70 compared to $0.62 in prior year

•      FY2012 positive free cash flow at $173.7 million

•      Record $3.7 billion order backlog with Q4 book-to-sales of 1.44x and FY2012 of 1.17x

Montreal, Canada, May 23, 2012 – (NYSE: CAE; TSX: CAE) – CAE today reported financial results for the fourth quarter and full-year ended March 31, 2012. Net income attributable to equity holders was $53.2 million ($0.21 per share) this quarter, compared to $45.5 million ($0.18 per share) last year. Net income attributable to equity holders for the year was $180.3 million ($0.70 per share), compared to $160.3 million ($0.62 per share) last year. All financial information is in Canadian dollars.

Excluding the impact of acquisition and integration charges this year and the reversal of a restructuring provision last year, net income attributable to equity holders was $183.0 million ($0.71 per share) in fiscal year 2012 compared to $159.5 million ($0.62 per share) in fiscal 2011.

Revenue for the quarter was $506.7 million, 9% higher than $465.6 million in the fourth quarter last year. For the full year, revenue was $1,821.2 million, up 12% over $1,630.8 million last year.

“CAE achieved a solid performance in the fourth quarter and full-year, laying the foundation for our future growth,” said Marc Parent, CAE’s President and Chief Executive Officer. “We had strong revenue growth and margins in our civil business with record orders, and despite the challenges in defence, our military business finished the year with solid order intake, continued revenue growth and good operating margins. In New Core Markets, we are on track to creating a sizable and profitable business beyond our core. Our strong cash flow, record order backlog, solid pipeline of opportunities, and recent acquisition of Oxford Aviation Academy give us confidence in CAE’s continued success.”

Summary of consolidated results

(amounts in millions, except operating margins)		FY2012	FY2011	Q4-2012	Q3-2012	Q2-2012	Q1-2012	Q4-2011
Revenue		$1,821.2	1,630.8	506.7	453.1	433.5	427.9	465.6
Operating profit (1)		$302.1	282.6	88.7	77.5	63.9	72.0	77.8
As a % of revenue	%	16.6	17.3	17.5	17.1	14.7	16.8	16.7
Net income attributable to the equity holders of the Company		$180.3	160.3	53.2	45.6	38.4	43.1	45.5
Backlog (2)		$3,724.2	3,449.0	3,724.2	3,514.9	3,648.2	3,463.2	3,449.0

Civil segments

Revenue for our combined Civil segments increased 9% in the fourth quarter to $215.4 million compared to $197.2 million last year. Fourth quarter operating profit was $44.3 million (20.6% of revenue) compared to $34.7 million (17.6% of revenue) last year.

Annual revenue was $840.9 million, up 16% from $726.9 million last year. Annual operating profit was $173.8 million (20.7% of revenue) compared to $134.7 million (18.5% of revenue) last year.

Civil market activity continued to be strong with seven more full-flight simulator orders booked in the fourth quarter, bringing our annual total to 37 compared to 29 last year. During the quarter, we also obtained training services contracts expected to generate $214.3 million in future revenue. We signed a multi-year agreement with Vueling Airlines as the anchor customer for our new training centre in Barcelona, Spain, and we signed contracts with AirAsia and Vietnam Airlines involving the training of new pilot cadets through CAE’s Ab-Initio programs.

We received $284.3 million in combined civil segment orders this quarter representing a book-to-sales ratio of 1.32x. Orders were $1.1 billion for the year for a book-to-sales ratio of 1.29x. During the year, we grew our civil order backlog to a record $1.54 billion.

Training & Services/Civil (TS/C)

(amounts in millions except operating margins, RSEU and FFSs deployed)		FY2012	FY2011	Q4-2012	Q3-2012	Q2-2012	Q1-2012	Q4-2011
Revenue		$498.4	454.0	132.3	123.0	119.1	124.0	121.0
Segment operating income		$122.2	99.9	30.3	28.8	27.6	35.5	25.3
Operating margins	%	24.5	22.0	22.9	23.4	23.2	28.6	20.9
Backlog		$1,183.4	986.5	1,183.4	1,102.8	1,125.4	970.5	986.5
RSEU		139	131	142	140	139	137	132
FFSs deployed		171	156	171	170	165	160	156

Simulation Products/Civil (SP/C)

(amounts in millions except operating margins)		FY2012	FY2011	Q4-2012	Q3-2012	Q2-2012	Q1-2012	Q4-2011
Revenue		$342.5	272.9	83.1	80.7	92.6	86.1	76.2
Segment operating income		$51.6	34.8	14.0	13.2	14.7	9.7	9.4
Operating margins	%	15.1	12.8	16.8	16.4	15.9	11.3	12.3
Backlog		$351.6	303.8	351.6	366.5	340.6	341.1	303.8

Military segments

Revenue for our combined Military segments increased 4% in the fourth quarter to $267.1 million compared to $257.3 million last year. For the year, revenue was $897.3 million, up 4% from $865.9 million last year.

Combined Military operating income was $45.6 million (17.1% of revenue) for the quarter, compared to
$46.0 million (17.9% of revenue) last year. For the full year, operating income was $142.1 million (15.8% of revenue), compared to $155.3 million (17.9% of revenue) last year.

We booked orders during the fourth quarter in the air domain for five C-130 Hercules aircraft simulators and a
UH-72A Lakota helicopter training device for the US Army. We also received contracts to upgrade the US Air Force KC-135 tanker aircraft simulators as part of the KC-135 Aircrew Training System program. In the land domain, we received a contract from the US Army to upgrade the High Mobility Artillery Rocket System (HIMARS) maintenance training system, and we booked an order for tank simulators in Asia. Also in Asia, CAE formed a venture with the government of Brunei to develop the CAE Brunei Multi-Purpose Training Centre, under which CAE was awarded an initial $170 million in contracts to provide long-term services involving helicopter and fixed-wing aircraft training.

During the year, we grew our combined military segment order backlog to $2.19 billion, including a record level of US defence contracts. Combined Military orders in the quarter totaled $419.7 million for a book-to-sales ratio of 1.57x. Orders were $959.7 million for the year for a book-to-sales ratio of 1.07x.

Our pipeline of opportunities in defence remains large, and as demonstrated by our order intake this year, business is increasingly coming from high growth regions like Asia and the Middle East, which are steadily modernizing their forces. At the same time, we are seeing lower activity in Europe, where military budgets are being reduced. We are taking measures to refocus our resources and capabilities in response to this change in the defence market, and consequently, CAE’s current workforce of 8,000 is being reduced by approximately 300 employees. CAE is providing appropriate severance packages and other assistance to affected employees, most of whom have already been advised. In relation to this activity, CAE estimates a total restructuring expense of approximately $25 million to be recorded mainly in the first half of fiscal year 2013.

Simulation Products/Military (SP/M)

(amounts in millions except operating margins)		FY2012	FY2011	Q4-2012	Q3-2012	Q2-2012	Q1-2012	Q4-2011
Revenue		$619.2	586.0	195.6	152.4	136.0	135.2	179.3
Segment operating income		$101.2	105.0	34.6	26.9	20.9	18.8	34.0
Operating margins	%	16.3	17.9	17.7	17.7	15.4	13.9	19.0
Backlog		$786.0	888.7	786.0	812.7	907.4	897.8	888.7

Training & Services /Military (TS/M)

(amounts in millions except operating margins)		FY2012	FY2011	Q4-2012	Q3-2012	Q2-2012	Q1-2012	Q4-2011
Revenue		$278.1	279.9	71.5	69.9	65.5	71.2	78.0
Segment operating income		$40.9	50.3	11.0	10.0	9.3	10.6	12.0
Operating margins	%	14.7	18.0	15.4	14.3	14.2	14.9	15.4
Backlog		$1,403.2	1,270.0	1,403.2	1,232.9	1,274.8	1,253.8	1,270.0

New Core Markets

Revenue in New Core Markets was $24.2 million for the quarter, up 118% from $11.1 million last year. Operating income was negative $1.2 million for the quarter, compared to negative $3.9 million last year. Annual revenue was $83.0 million up 118% from $38.0 million last year and operating income was negative $13.8 million, compared to negative $8.4 million last year.

In CAE Mining, we sold software solutions to Vale and Goldcorp during the quarter and we received a contract to provide a workforce development strategy for the University of Saskatchewan.

In CAE Healthcare, we sold a range of simulator products and centre management systems to customers located in the US, Europe, South America, the Middle East and Australia.

New Core Markets (NCM)

(amounts in millions)	FY2012	FY2011	Q4-2012	Q3-2012	Q2-2012	Q1-2012	Q4-2011
Revenue	$83.0	38.0	24.2	27.1	20.3	11.4	11.1
Segment operating loss	$(13.8)	(8.4)	(1.2)	(1.4)	(8.6)	(2.6)	(3.9)

Additional financial highlights

Income taxes this quarter were $18.4 million representing an effective tax rate of 26%, compared to 27% last year. The decrease was mainly due to a change in the mix of income from various jurisdictions.

Free cash flow(3) was $106.7 million this quarter and $173.7 million for the year, representing a 96% earnings to cash conversion. Free cash flow increased by $46.5 million compared to $127.2 million last year.

Capital expenditures totalled $44.4 million this quarter, including $36.1 million in support of our growth initiatives and the balance for maintenance. Annual capital expenditures totalled $165.7 million, including $116.8 million for growth initiatives and the balance for maintenance.

Net debt(4) was $534.3 million as at March 31, 2012 compared with $593.9 million as at December 31, 2011. The decrease of $59.6 million was mainly due to an increase in cash before proceeds and repayments of long-term debt.

CAE will pay a dividend of $0.04 per share on June 29, 2012 to shareholders of record at the close of business on June 15, 2012.

Additional information

You will find a more detailed discussion of our results by segment in the Management’s Discussion and Analysis (MD&A) as well as in our consolidated interim financial statements which are posted on our website at www.cae.com/Q4FY12.

CAE’s unaudited consolidated interim financial statements and management’s discussion and analysis for the quarter ended March 31, 2012 have been filed with the Canadian securities commissions and are available on our website (www.cae.com) and on SEDAR (www.sedar.com). They have also been filed with the U.S. Securities and Exchange Commission and are available on their website (www.sec.gov).

Conference call Q4 and full-year FY2012

CAE will host a conference call focusing on fiscal year 2012 fourth quarter and full-year financial results today at 1:00 pm. ET. The call is intended for analysts, institutional investors and the media. Participants can listen to the conference by dialing + 1 877 586-3392 or + 1 416 981-9024. The conference call will also be audio webcast live for the public at www.cae.com.

CAE is a global leader in modelling, simulation and training for civil aviation and defence. The company employs close to 8,000 people at more than 100 sites and training locations in approximately 30 countries. CAE offers civil aviation, military, and helicopter training services in more than 45 locations worldwide and trains approximately 100,000 crewmembers yearly. In addition, the CAE Oxford Aviation Academy offers training to aspiring pilot cadets in 12 CAE-operated flight schools.  CAE’s business is diversified, ranging from the sale of simulation products to providing comprehensive services such as training and aviation services, professional services, in-service support and crew sourcing. The company applies simulation expertise and operational experience to help customers enhance safety, improve efficiency, maintain readiness and solve challenging problems. CAE is now leveraging its simulation capabilities in new markets such as healthcare and mining.  www.cae.com

Certain statements made in this news release, including, but not limited to, statements that are not historical facts, are forward-looking and are subject to important risks, uncertainties and assumptions. The results or events predicted in these forward-looking statements may differ materially from actual results or events. These statements do not reflect the potential impact of any non-recurring or other special items or events that are announced or completed after the date of this news release, including mergers, acquisitions, or other business combinations and divestitures.

You will find more information about the risks and uncertainties associated with our business in the MD&A section of our annual report and annual information form for the year ended March 31, 2011. These documents have been filed with the Canadian securities commissions and are available on our website (www.cae.com), on SEDAR (www.sedar.com) and a free copy is available upon request to CAE. They have also been filed with the U.S. Securities and Exchange Commission under Form 40-F and are available on EDGAR (www.sec.gov). The forward-looking statements contained in this news release represent our expectations as of May 23, 2012 and, accordingly, are subject to change after this date. We do not update or revise forward-looking information even if new information becomes available unless legislation requires us to do so. You should not place undue reliance on forward-looking statements.

Notes

(1)    Operating profit is non-GAAP measure that shows us how we have performed before the effects of certain financing decisions and tax structures. We track operating profit because we believe it makes it easier to compare our performance with previous periods, and with companies and industries that do not have the same capital structure or tax laws.

(2)    Backlog is a non-GAAP measure that represents the expected value of orders we have received but have not yet executed.

(3)    Free cash flow is a non-GAAP measure that shows us how much cash we have available to build the business, repay debt and meet ongoing financial obligations. We use it as an indicator of our financial strength and liquidity. We calculate it by taking the net cash generated by our continuing operating activities, subtracting maintenance capital expenditures, other assets not related to growth and dividends paid and adding proceeds from disposal of property, plant and equipment.

(4)    Net debt is a non-GAAP measure we use to monitor how much debt we have after taking into account liquid assets such as cash and cash equivalents. We use it as an indicator of our overall financial position, and calculate it by taking our total long-term debt, including the current portion of long-term debt, and subtracting cash and cash equivalents.

Investor relations:

Andrew Arnovitz, Vice President, Investor Relations and Strategy, (514) 734-5760, andrew.arnovitz@cae.com

Media contact:

Nathalie Bourque, Vice President, Public Affairs and Global Communications, (514) 734-5788, nathalie.bourque@cae.com

Consolidated Statement of Financial Position

(Unaudited) (amounts in millions of Canadian dollars)	March 31 2012	March 31 2011	April 1 2010
Assets
Cash and cash equivalents	$287.3	$276.4	$312.9
Accounts receivable	308.4	296.8	238.2
Contracts in progress: assets	245.8	230.5	205.5
Inventories	153.1	124.3	126.8
Prepayments	47.7	43.5	24.2
Income taxes recoverable	95.5	58.8	30.7
Derivative financial assets	10.3	18.9	27.9
Total current assets	$1,148.1	$1,049.2	$966.2
Property, plant and equipment	1,293.7	1,211.0	1,197.1
Intangible assets	533.2	375.8	290.4
Deferred tax assets	24.1	20.7	24.7
Derivative financial assets	7.2	11.6	15.1
Other assets	177.4	149.0	97.8
Total assets	$3,183.7	$2,817.3	$2,591.3

Liabilities and equity
Accounts payable and accrued liabilities	$597.6	$551.9	$493.0
Provisions	21.6	20.9	32.1
Income taxes payable	10.9	12.9	6.5
Contracts in progress: liabilities	104.6	125.8	167.4
Current portion of long-term debt	136.0	86.2	68.5
Derivative financial liabilities	12.7	12.4	9.3
Total current liabilities	$883.4	$810.1	$776.8
Provisions	6.0	10.4	8.2
Long-term debt	685.6	574.0	600.9
Royalty obligations	161.6	161.6	148.0
Employee benefits obligations	114.2	62.8	81.4
Deferred gains and other non-current liabilities	186.0	187.6	129.3
Deferred tax liabilities	91.8	64.5	13.2
Derivative financial liabilities	12.9	13.4	15.1
Total liabilities	$2,141.5	$1,884.4	$1,772.9
Equity
Share capital	$454.5	$440.7	$436.3
Contributed surplus	19.2	17.1	14.2
Accumulated other comprehensive (loss) income	(9.8)	(9.8)	11.4
Retained earnings	558.0	466.4	338.5
Equity attributable to equity holders of the Company	$1,021.9	$914.4	$800.4
Non-controlling interests	20.3	18.5	18.0
Total equity	$1,042.2	$932.9	$818.4
Total liabilities and equity	$3,183.7	$2,817.3	$2,591.3

Consolidated Income Statement

(Unaudited) (amounts in millions of Canadian dollars, except per share amounts)	Three months ended March 31		Twelve months ended March 31
	2012	2011	2012	2011
Revenue	$506.7	$465.6	$1,821.2	$1,630.8
Cost of sales	336.6	311.0	1,221.1	1,082.0
Gross profit	$170.1	$154.6	$600.1	$548.8
Research and development expenses	15.2	12.9	62.8	44.5
Selling, general and administrative expenses	71.8	67.1	256.4	239.9
Other (gains) losses – net	(5.6)	(3.2)	(21.2)	(18.2)
Operating profit	$88.7	$77.8	$302.1	$282.6
Finance income	(1.5)	(1.2)	(6.6)	(4.4)
Finance expense	18.1	16.4	69.2	64.4
Finance expense – net	$16.6	$15.2	$62.6	$60.0
Earnings before income taxes	$72.1	$62.6	$239.5	$222.6
Income tax expense	18.4	16.6	57.5	61.7
Net income	$53.7	$46.0	$182.0	$160.9

Attributable to:
Equity holders of the Company	$53.2	$45.5	$180.3	$160.3
Non-controlling interests	0.5	0.5	1.7	0.6
	$53.7	$46.0	$182.0	$160.9
Earnings per share from continuing operations attributable to equity holders of the Company
Basic and diluted	$0.21	$0.18	$0.70	$0.62

Consolidated Statement of Comprehensive Income

(Unaudited) (amounts in millions of Canadian dollars)	Three months ended March 31		Twelve months ended March 31
	2012	2011	2012	2011
Net income	$53.7	$46.0	$182.0	$160.9
Other comprehensive (loss) income
Foreign currency translation
Net currency translation difference on the translation of financial statements of foreign operations	$(5.1)	$(7.6)	$13.5	$(23.7)
Net change in gains (losses) on certain long-term debt denominated in foreign currency and designated as hedges of net investments in foreign operations	3.4	2.4	(3.9)	5.2
Reclassifications to income	-	-	-	(0.6)
Income taxes	(0.6)	(0.4)	0.8	(1.3)
	$(2.3)	$(5.6)	$10.4	$(20.4)
Net changes in cash flow hedges
Effective portion of changes in fair value of cash flow hedges	$6.1	$3.0	$(8.7)	$9.1
Net change in fair value of cash flow hedges transferred to net income or to related non-financial assets or liabilities	(4.5)	(2.7)	(4.7)	(10.2)
Income taxes	(0.2)	(0.2)	3.1	0.5
	$1.4	$0.1	$(10.3)	$(0.6)
Net change in available-for-sale financial instruments
Net change in fair value of available-for-sale financial assets	$-	$(0.1)	$-	$(0.1)
	$-	$(0.1)	$-	$(0.1)
Defined benefit plan actuarial (losses) gains
Defined benefit plan actuarial (losses) gains	$(22.6)	$17.1	$(64.9)	$8.6
Income taxes	5.7	(4.5)	17.4	(2.3)
	$(16.9)	$12.6	$(47.5)	$6.3
Other comprehensive (loss) income	$(17.8)	$7.0	$(47.4)	$(14.8)
Total comprehensive income	$35.9	$53.0	$134.6	$146.1
Total comprehensive income attributable to:
Equity holders of the Company	$35.4	$52.4	$132.8	$145.4
Non-controlling interests	0.5	0.6	1.8	0.7
Total comprehensive income	$35.9	$53.0	$134.6	$146.1

Consolidated Statement of Changes in Equity
(Unaudited)	Attributable to equity holders of the Company
Year ended March 31, 2012	Common shares		Accumulated other				Non-
(amounts in millions of Canadian dollars,	Number of	Stated	Contributed	comprehensive	Retained		controlling	Total
except number of shares)	shares	value	surplus	(loss) income	earnings	Total	interests	equity
Balances, beginning of year	256,964,756	$440.7	$17.1	$(9.8)	$466.4	$914.4	$18.5	$932.9
Net income	-	-	-	-	180.3	180.3	1.7	182.0
Other comprehensive income (loss):
Foreign currency translation	-	-	-	10.3	-	10.3	0.1	10.4
Net changes in cash flow hedges	-	-	-	(10.3)	-	(10.3)	-	(10.3)
Defined benefit plan actuarial losses	-	-	-	-	(47.5)	(47.5)	-	(47.5)
Total comprehensive income	-	$-	$-	$-	$132.8	$132.8	$1.8	$134.6
Stock options exercised	538,600	4.4	-	-	-	4.4	-	4.4
Optional cash purchase	898	-	-	-	-	-	-	-
Stock dividends	762,041	7.8	-	-	(7.8)	-	-	-
Transfer upon exercise of stock options	-	1.6	(1.6)	-	-	-	-	-
Share-based payments	-	-	3.7	-	-	3.7	-	3.7
Dividends	-	-	-	-	(33.4)	(33.4)	-	(33.4)
Balances, end of year	258,266,295	$454.5	$19.2	$(9.8)	$558.0	$1,021.9	$20.3	$1,042.2

(Unaudited)	Attributable to equity holders of the Company
Year ended March 31, 2011	Common shares		Accumulated other				Non-
(amounts in millions of Canadian dollars,	Number of	Stated	Contributed	comprehensive	Retained		controlling	Total
except number of shares)	shares	value	surplus	(loss) income	earnings	Total	interests	equity
Balances, beginning of year	256,516,994	$436.3	$14.2	$11.4	$338.5	$800.4	$18.0	$818.4
Net income	-	-	-	-	160.3	160.3	0.6	160.9
Other comprehensive income (loss):
Foreign currency translation	-	-	-	(20.5)	-	(20.5)	0.1	(20.4)
Net changes in cash flow hedges	-	-	-	(0.6)	-	(0.6)	-	(0.6)
Net change in available-for-sale financial instruments	-	-	-	(0.1)	-	(0.1)	-	(0.1)
Defined benefit plan actuarial gains	-	-	-	-	6.3	6.3	-	6.3
Total comprehensive income (loss)	-	$-	$-	$(21.2)	$166.6	$145.4	$0.7	$146.1
Stock options exercised	394,850	2.8	-	-	-	2.8	-	2.8
Stock dividends	52,912	0.6	-	-	(0.6)	-	-	-
Transfer upon exercise of stock options	-	1.0	(1.0)	-	-	-	-	-
Share-based payments	-	-	3.9	-	-	3.9	-	3.9
Acquisition of non-controlling interests	-	-	-	-	(0.2)	(0.2)	(0.2)	(0.4)
Dividends	-	-	-	-	(37.9)	(37.9)	-	(37.9)
Balances, end of year	256,964,756	$440.7	$17.1	$(9.8)	$466.4	$914.4	$18.5	$932.9

Consolidated Statement of Cash Flows

(Unaudited) Years ended March 31 (amounts in millions of Canadian dollars)	2012	2011
Operating activities
Net income	$182.0	$160.9
Adjustments to reconcile net income to cash flows from operating activities:
Depreciation of property, plant and equipment	92.3	85.2
Amortization of intangible and other assets	33.5	24.5
Financing cost amortization	1.6	1.8
Deferred income taxes	36.4	52.0
Investment tax credits	(14.5)	(17.7)
Share-based payments	4.7	16.2
Defined benefit pension plans	(13.1)	(12.0)
Amortization of other non-current liabilities	(12.0)	(8.7)
Other	(5.3)	3.1
Changes in non-cash working capital	(71.7)	(79.0)
Net cash provided by operating activities	$233.9	$226.3
Investing activities
Business combinations, net of cash and cash equivalents acquired	$(126.0)	$(71.3)
Joint venture, net of cash and cash equivalents acquired	(27.6)	(1.9)
Capital expenditures for property, plant and equipment	(165.7)	(111.3)
Proceeds from disposal of property, plant and equipment	34.4	1.5
Capitalized development costs	(42.8)	(22.6)
Enterprise resource planning (ERP) and other software	(17.3)	(18.5)
Other	5.0	(6.8)
Net cash used in investing activities	$(340.0)	$(230.9)
Financing activities
Net borrowing under revolving unsecured credit facilities	$14.2	$-
Net effect of current financial assets program	4.9	32.2
Proceeds from long-term debt, net of transaction costs	195.0	44.5
Repayment of long-term debt	(36.1)	(44.2)
Proceeds from finance lease	-	11.0
Repayment of finance lease	(32.8)	(33.5)
Dividends paid	(33.4)	(37.9)
Common stock issuance	4.4	2.8
Other	(0.7)	(2.8)
Net cash provided by (used in) financing activities	$115.5	$(27.9)
Net increase (decrease) in cash and cash equivalents	$9.4	$(32.5)
Cash and cash equivalents, beginning of year	276.4	312.9
Effect of foreign exchange rate changes on cash and cash equivalents	1.5	(4.0)
Cash and cash equivalents, end of year	$287.3	$276.4
Supplemental information:
Dividends received	$4.7	$6.8
Interest paid	49.4	48.5
Interest received	4.7	3.7
Income taxes paid	26.9	14.9